Exhibit 3.1.1

CERTIFICATE OF AMENDMENT TO
RESTATED CERTIFICATE OF INCORPORATION OF AGERE SYSTEMS INC.

     Agere Systems Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

     FIRST: This Certificate of Amendment amends the provisions of the Corporation’s Restated Certificate of Incorporation (the “Certificate of Incorporation”).

     SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at 4:01 p.m., eastern time, on May 27, 2005 (the “Effective Time”).

     THIRD: Article IV of the Certificate of Incorporation is hereby amended by deleting Section 4.01 in its entirety and replacing it with the following:

“SECTION 4.01. The Corporation shall be authorized to issue 10,250,000,000 shares of capital stock, of which (i) 10,000,000,000 shares shall be shares of common stock, par value $.01 per share (the “Common Stock”), and (ii) 250,000,000 shares shall be shares of preferred stock, $1.00 par value (the “Preferred Stock”).

At 4:01 p.m., eastern time, on May 27, 2005 (the “Effective Time”), each share of Class A Common Stock of the Corporation, par value $0.01 per share (the “Class A Common Stock”), and each share of Class B Common Stock of the Corporation, par value $0.01 per share (the “Class B Common Stock”), issued and outstanding immediately prior to the Effective Time, shall be changed into and reclassified as one share of Common Stock. Certificates that previously represented shares of Class A Common Stock or Class B Common Stock shall from and after the Effective Time represent the number of shares of Common Stock into which such shares of Class A Common Stock or Class B Common Stock have been reclassified pursuant hereto.”

     FOURTH: The first sentence of subsection (A) of Section 4.02(b) (Dividends and Distributions) of the Certificate of Incorporation is hereby amended by deleting the following words therefrom: “Class A Common Stock or Class B”.

     FIFTH: Article IV of the Certificate of Incorporation is hereby amended by deleting Section 4.03 in its entirety and replacing it with the following:

“SECTION 4.03. The relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock of the Corporation shall be as described below:

     (a) The relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of each share of Common Stock shall be identical in all respects.

     (b) Subject to the rights of the holders of Preferred Stock, and subject to any other provisions of this Restated Certificate of Incorporation, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock of any entity or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

     (c) (1) At every meeting of the stockholders of the Corporation, every holder of Common Stock shall be entitled to one vote in person or by proxy for each share of Common Stock standing in his or her name on the transfer books of the Corporation in connection with all matters submitted to a vote of stockholders (subject to the terms of this Restated Certificate of Incorporation).

          (2) Except as otherwise provided by law or in this Restated Certificate of Incorporation, and subject to any rights of the holders of Preferred Stock, the provisions of this Restated Certificate of Incorporation shall not be modified, revised, altered or amended, repealed or rescinded in whole or in part, without the approval of a majority of the votes entitled to be cast by the holders of outstanding shares of the Common Stock. To the fullest extent permitted by law, any increase in the authorized number of shares of any class or classes of stock of the Corporation or creation, authorization or issuance of any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, shares of any such class or classes of stock shall be deemed not to affect adversely the powers, preferences or special rights of the shares of Common Stock.

          (3) Except as otherwise provided herein, every reference in this Restated Certificate of Incorporation to a majority or other proportion of shares, or a majority or other proportion of the votes of shares, of Voting Stock or Common Stock shall refer to such majority or other proportion of the votes to which such shares of Voting Stock or Common Stock are entitled to cast. “Voting Stock” shall mean the then outstanding shares of capital stock entitled to vote generally on the election of directors and shall exclude any class or series of capital stock only entitled to vote in the event of dividend arrearages thereon, whether or not at the time of determination there are any such dividend arrearages.

     (d) In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment in full of the amounts required to be paid to the holders of Preferred Stock, the remaining assets and funds of the Corporation shall be distributed pro rata to the holders of Common Stock. For purposes of this paragraph (d), the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with one or more other entities (whether or not the Corporation is the entity surviving such consolidation or merger), in each case, that is voluntary, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

     (e) All rights to vote and all voting power (including, without limitation, the right to elect directors) shall be vested exclusively in the holders of Common Stock, except as otherwise expressly provided in this Restated Certificate of Incorporation, in a Certificate of Designation with respect to any Preferred Stock or as otherwise expressly required by applicable law.

     (f) No stockholder shall be entitled to exercise any right of cumulative voting.”

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 26th day of May, 2005.

By:	/s/ Jean F. Rankin
Name:	Jean F. Rankin
Title:	Senior Vice President General Counsel and Secretary

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